UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

D.E Master Blenders 1753 N.V.

(Name of Subject Company (Issuer))
JAB Forest B.V.
Acorn Holdings B.V.
Acorn B.V.
Oak Leaf B.V.
(Names of Filing Persons (Offerors))

Ordinary Shares, par value €0.12 per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Joachim Creus
Oak Leaf B.V.
Oude Weg 147
NL – 2031 CC Haarlem
The Netherlands
Tel: +352 22 9999 5178
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

This is a joint press release by Oak Leaf B.V. and D.E MASTER BLENDERS 1753 N.V. pursuant to the provisions of Section 5:25i of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) and Section 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the intended public offer by Oak Leaf B.V. for all issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V. Any offer will be made only by means of an offer memorandum.

Press Release

Update on the intended offer by Oak Leaf for D.E MASTER BLENDERS 1753 – All competition approvals obtained

Amsterdam / Haarlem, June 12, 2013 – Reference is made to the joint press releases by Oak Leaf B.V. (the Offeror), a newly incorporated company that is wholly owned by Joh. A. Benckiser led investor group, and D.E MASTER BLENDERS 1753 N.V. (DEMB) dated April 12, 2013, May 10, 2013 and June 6, 2013 in respect of the intended public cash offer for all issued and outstanding ordinary shares in the capital of DEMB at an offer price of € 12.50 (cum dividend) for each DEMB ordinary share (on a fully diluted basis), subject to customary conditions (the Offer).

The Offeror and DEMB jointly announce that the Offeror has obtained regulatory clearance from the European Commission and the Federal Antimonopoly Service of Russia in connection with the intended Offer.

For more information

D.E MASTER BLENDERS 1753
Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

The Offeror
Contact	European Media: Hill+Knowlton Strategies	US Media: Abernathy McGregor Group
	Ingo Heijnen or Frans van der Grint	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

Important information for DEMB shareholders

The information in this press release is not intended to be complete and for further information explicit reference is made to the offer memorandum, when finally published. The offer memorandum will contain details of the intended Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in DEMB. The public offer for the issued and outstanding ordinary shares of DEMB described in this announcement has not commenced. At the time the Offer is commenced, the Offeror will file a Tender Offer Statement on Schedule TO with the SEC, and DEMB will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.

The Tender Offer Statement (including an offer memorandum (containing information required by the AFM as well as by the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed or furnished by the Offeror or filed or furnished by DEMB with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of these materials filed by DEMB by contacting Investor Relations by mail at Oosterdokstraat 80, 1011 DK Amsterdam, the Netherlands, by email at investor-relations@demb.com or by telephone at +31 20 558 1015.

The distribution of this press release may in some countries be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

To the fullest extent permitted by applicable law, the Offeror and DEMB disclaim any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws in one or more of those jurisdictions. Neither the Offeror, nor DEMB, nor any of their advisers assumes any responsibility for any violation by any person of any of these restrictions. Any DEMB shareholder who is in any doubt as to his/her position should consult an appropriate professional adviser without delay.

Forward looking statements

This press release may include “forward-looking statements” and language indicating trends, such as “anticipated” and “expected”. Although the Offeror and DEMB believe that the assumptions upon which their respective financial information and their respective forward-looking statements are based are reasonable, they can give no assurance that these assumptions will prove to be correct. These statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond the control of DEMB, and could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ from such statements include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Offer, the failure to receive, on a timely basis or otherwise, the required approvals by government or regulatory agencies, the risk that an Offer condition to the Offer may not be satisfied, the ability of DEMB to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners pending the completion of the tender offer, and other factors described in “Risk Factors” and “Forward Looking Statements” in DEMB’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012 and reports on Form 6-K thereafter. Neither the Offeror nor DEMB, nor any of their advisers accepts any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups.

About the Offeror

The Offeror is a member of a privately-held affiliated group of entities, operating under the Joh. A. Benckiser ("JAB") trade name. JAB is focused on very long term investments in companies with premium brands in the fast moving consumer goods category. JAB's portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet's Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category and in the cosmetics and luxury goods category. The assets of JAB are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About DEMB

DEMB is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. DEMB holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. DEMB generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.